Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, Massachusetts 02459

Via EDGAR

October 6, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628 U.S.A.

Attention: Tabatha Akins, Staff Accountant

Re:	Pro-Pharmaceuticals, Inc.

Form 8-K

Filed September 30, 2010

File No. 001-31791

Dear Ms Akins:

This letter is submitted on behalf of Pro-Pharmaceuticals, Inc.(the “Company” or “we”) in response to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff” or “you”) dated October 1, 2010 (the “Comment Letter”) with respect to the Company’s Form 8-K Current Report (the “Report”), which was filed on September 30, 2010.

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the comments. For your convenience, we have italicized each comment and have placed in boldface the heading of our response thereto.

Item 4.01a) Changes in Registrant’s Certifying Accountant.

1.	Your disclosure indicates that you were notified on July 21, 2010 that McGladrey & Pullen LLP had acquired certain assets from Caturano & Company, Inc. It appears that an Item 4.01 8-K was not filed within 4 business days of the date of the dismissal of your former auditors. Please confirm that you understand that your delinquency may impact your eligibility requirements for filing Form S-3.

Response to Comment No. 1

On July 21, 2010, Pro-Pharmaceuticals, Inc.’s (the “Company”) independent registered public accounting firm, Caturano and Company, Inc. (“Caturano”), notified the Company that effective July 20, 2010, McGladrey & Pullen, LLP (“McGladrey”) acquired certain assets of Caturano.

As the second sentence of the Form 8-K states, on September 29, 2010, two events occurred: Caturano resigned as the independent registered public accounting firm for the

Securities and Exchange Commission

October 6, 2010

Company and, concurrent with such resignation, McGladrey was appointed by the Company as its new independent registered public accounting firm on September 29, 2010. Please note that, subsequent to the closing of the acquisition of certain of Caturano’s assets, Caturano continues to survive as a registered public accounting firm.

We understand that the requirement in Item 304(a)(1)(i) of Regulation S-K indicates that a Form 8-K must be filed when an independent accountant who was previously engaged as the principal accountant to audit the registrant’s financial statements either (1) resigns, (2) indicates that it declines to stand for reelection, or (3) is dismissed. As of July 21, 2010, none of those actions had occurred. As such, we do not believe that the notification of the acquisition of Caturano by McGladrey constitutes our dismissal of, or the resignation of, Caturano as our independent registered public accounting firm. In point of fact, Caturano continued to be engaged as the Company’s independent registered public accounting firm and reviewed our Second Quarter Form 10-Q filed with SEC on August 13, 2010 in accordance with Statement on Auditing Standards (SAS) 100, Interim Financial Information. Caturano also reviewed and permitted the Company to file Caturano’s consent as an exhibit to the Company’s S-1 filed with the SEC on September 17, 2010. The Company continued to engage Caturano until September 29, 2010, at which time Caturano indicated to us that the client-auditor relationship had ceased (refer to the attached “Letter Confirming the Cessation of Client-Auditor Relationship”) and the Audit Committee of the Company approved the appointment of McGladrey.

Your correspondence indicates that our S-3 eligibility may be affected. We believe that our Form 8-K was filed timely — within four business days of both the resignation of Caturano and the appointment of McGladrey — and, therefore, our eligibility to otherwise have the ability to file on Form S-3 should not be impacted.

If you have any questions, please do not hesitate to contact me at (617) 559-0033 or on my cell at (603) 512-6593.

Sincerely,

/s/ Anthony Squeglia
Chief Financial Officer
Pro-Pharmaceuticals, Inc.

Attachment: Letter Confirming the Cessation of Client-Auditor Relationship, dated September 29, 2010.

September 29, 2010

Mr. Steven Prelack

Chairman of the Audit Committee

Pro-Pharmaceuticals, Inc.

7 Wells Avenue

Newton, MA 02459

Dear Mr. Prelack:

This is to confirm that the client-auditor relationship between Pro-Pharmaceuticals, Inc. (Commission File Number 000-32877) and Caturano and Company, Inc. (formerly Caturano and Company, P.C.) has ceased.

Sincerely,

CATURANO AND COMPANY, INC.

cc:	Office of the Chief Accountant

Securities and Exchange Commission

secpsletters@sec.gov